UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTES, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	333-217428	61-1816175
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

44 Davis Street, Seekonk, MA 02771
(Address of principal executive offices)

Registrant’s telephone number, including area code: (401) 447-0847

NOTES, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF NOTES, INC.

INTRODUCTION

This Information Statement is being mailed on or about May 2, 2018, to the holders of record on the close of business on April 27, 2018 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Notes, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board”) as contemplated by that certain Stock Purchase Agreement (the “Purchase Agreement”) entered into as of April 23, 2018, by and among the Company, H. Charles Tapalian (“Purchaser”), and certain stockholders of the Company signatory thereto (the “Sellers”). Pursuant to the Purchase Agreement, the Purchaser paid the Sellers aggregate consideration of $325,000 in cash from his personal funds.

The consummation of the purchase and sale of 3,490,000 shares of Common Stock as contemplated by the Purchase Agreement (the “Closing”) occurred on April 23, 2018 and the change in the composition of the Board will become effective ten days after the mailing of this Information Statement (the “Effective Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders. The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the Purchase Agreement.

CHANGE OF CONTROL AND CHANGE OF BOARD

Following the Closing, the Purchaser owns 3,490,000 shares of Common Stock, or 99.7% of the Company’s outstanding voting securities, resulting in a change in control of the Company.

In connection with the change in control, Inderjit Aujala, the Company’s Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer and sole director, resigned from his officer positions with the Company and will resign from his director position, which resignation will become effective on the Effective Date.

H. Charles Tapalian, the Purchaser, was appointed the President, Chief Executive Officer, Secretary and Treasurer of the Company, effective April 23, 2018. In addition, the Board elected Mr.Tapalian as a director of the Company to fill the vacancy on the Board created following the effectiveness of Mr. Aujala’s resignation.

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

To the Company’s knowledge, none of its director, officer, 5% stockholders or affiliate, or any associate of such persons is a party adverse to the Company or has a material interest adverse to the Company in any material proceedings. To the Company’s knowledge, during the past 10 years, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

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Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders). Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the Effective Date.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The Company’s authorized capital stock consists of 75,000,000 shares of Common Stock, par value $0.001 per share. Each share of Common Stock is entitled to one vote. As of the Record Date, 3,500,000 shares of Common Stock were issued and outstanding. There are no options exercisable for, or warrants convertible into, shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, regarding the beneficial ownership of the Company’s Common Stock as of the Record Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its Common Stock, (ii) by each director and executive officer of the Company and (iii) by all executive officers and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

The business address of H. Charles Tapalian is 44 Davis St., Seekonk, MA 02771. The business address of Inderjit Aujala is 112 North Curry Street, Carson City, NV, 89703.

Name and Address	Number of Shares Owned	Percentage of Shares Owned

5% Stockholders
H. Charles Tapalian	3,490,000	99.7%
Directors and Officers
H. Charles Tapalian	3,490,000	99.7%
Inderjit Aujala	-	-
All officers and directors as a group (two persons)	3,490,000	99.7%

DIRECTORS AND OFFICERS

The following table sets forth information regarding the Company’s directors and officer:

Name	Age	Positions	Date First Appointed
Inderjit Aujala	24	Director	November 21, 2016
H. Charles Tapalian	79	President, Chief Executive Officer, Treasurer and Secretary	April 23, 2018

Inderjit Aujala. Mr. Aujala, 24, served as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and a Director from its formation on November 21, 2016 until April 23, 2018. Mr. Aujala will continue to serve as a director of the Company until the Effective Date. For the six years prior to the formation of the company, Inderjit worked at Iridia Medical as a paramedic responding to emergency calls, providing first response and performing medical services in addition to the transportation of patients to hospitals.

H. Charles Tapalian. Mr. Tapalian, age 79, a real estate developer with over 50 years of experience, was appointed as the President, Chief Executive Officer, Secretary and Treasurer of the Company on April 23, 2018. Mr. Tapalian has served as the Manager of R.I. Seekonk Holdings, LLC, a real estate development and leasing company, since April 2003, and as the Manager of MSI Holdings, LLC, a residential real estate leasing company, since March 2002. Mr. Tapalian, formerly a Registered Professional Engineer, also has over 20 years of construction and engineering experience. Mr. Tapalian received a B.S. in civil engineering and a M.S. in soils and structures from the University of Rhode Island. Mr. Tapalian also completed course work towards a Ph.D. in materials science at the University of Connecticut and course work towards an advanced degree in ocean engineering at the University of Rhode Island.

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Director Independence

The Company does not have any independent directors. The Company is not required to maintain a majority of independent directors under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system.

The Board and Committees

The Board does not maintain a separate audit, nominating or compensation committee. Functions customarily performed by such committees are performed by the Board as a whole.

Board Leadership Structure and Role in Risk Oversight

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Currently, Charles Tapalian serves as the Company’s Chief Executive Officer and upon the Effective Date, will serve as the sole director. The Board does not currently have a lead independent director. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors.

The Board is also responsible for oversight of the Company’s risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure supports this approach. The Board receives periodic reports from management regarding the most significant risks facing the Company.

Communication with the Board

Stockholders or other interested parties may communicate with the Board by sending mail to the Company’s offices at 44 Davis St., Seekonk, MA 02771.

Board Meetings

During its fiscal year ended March 31, 2018, the Company did not hold any meetings of the Board.

Family Relationships

There are no family relationships between or among the Company’s directors and executive officers.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any director, director nominee, officer or affiliate of the Company is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with and as a condition to the Closing, the Company entered into a debt forgiveness agreement with Inderjit Aujala, a Seller and the former sole officer and director of the Company, for the cancellation of $6,805 in loans by Mr. Aujala to the Company and $9,000 in accrued and unpaid compensation due to Mr. Aujala.

The Board is responsible for approving all related party transactions. The Company has not adopted any written policies and procedures specifically for related person transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires a corporation’s directors and executive officers and beneficial holders of more than 10% of any class of its equity securities (other than an exempted security) which is registered pursuant to Section 12 of the Exchange Act to file with the SEC initial reports of ownership and reports of changes in ownership of its equity securities. As a reporting company under Section 15(d) of the Exchange Act, the Company is not required to comply with the reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

The Company’s sole officer and director did not receive any compensation for his services rendered to the Company for the fiscal year ended March 30, 2018. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 2, 2018	NOTES, INC.

	By:	/s/ H. Charles Tapalian
Name: H. Charles Tapalian
Title: President and Chief Executive Officer

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